UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM U-12(I)-B (ANNUAL STATEMENT) Calendar Year 2004

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON
REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF
AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
 (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1.	Name and business address of person filing statement.
Robert D. Sloan, 639 Loyola Ave., New Orleans, LA 70113
2.	Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
None
3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
Employer: Entergy Services, Inc. I may perform services on behalf of any of the entities listed in Item 4.
4.

Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

Arkansas Power & Light Company Director
Arkansas Power & Light Company Senior Vice President and Secretary
Entergy Arkansas, Inc. Senior Vice President, General Counsel and Secretary
Entergy Commerce, Inc. Senior Vice President and Secretary
Entergy Corporation Senior Vice President, General Counsel and Secretary
Entergy Enterprises, Inc. Senior Vice President and Secretary
Entergy Global Investments, Inc. Senior Vice President and Secretary
Entergy Global Power Operations Director
Entergy Global Power Operations Senior Vice President and Secretary
Entergy Gulf States, Inc. Senior Vice President, General Counsel and Secretary
Entergy Holdings, LLC Senior Vice President and Secretary
Entergy Indian Point Peaking Facility, LLC Senior Vice President and Secretary
Entergy International Holdings LTD LLC Senior Vice President and Secretary
Entergy International Investments No. 2 LTD LLC Senior Vice President and Secretary
Entergy International LTD LLC Senior Vice President and Secretary
Entergy Louisiana, Inc. Senior Vice President, General Counsel and Secretary
Entergy MHK Investments LLC Senior Vice President and Secretary
Entergy MHK Retail LLC Senior Vice President and Secretary
Entergy Mississippi, Inc. Senior Vice President, General Counsel and Secretary
Entergy New Orleans, Inc. Senior Vice President, General Counsel and Secretary
Entergy Nuclear Environmental Services, LLC Senior Vice President and Secretary
Entergy Nuclear FitzPatrick, LLC Senior Vice President and Secretary
Entergy Nuclear Fuels Company Senior Vice President and Secretary
Entergy Nuclear Generation Company Senior Vice President and Secretary
Entergy Nuclear Holding Company Senior Vice President and Secretary
Entergy Nuclear Holding Company #3 Senior Vice President and Secretary
Entergy Nuclear Indian Point 2, LLC Senior Vice President and Secretary
Entergy Nuclear Indian Point 3, LLC Senior Vice President and Secretary
Entergy Nuclear Investment Company Senior Vice President and Secretary
Entergy Nuclear Nebraska, LLC Senior Vice President and Secretary
Entergy Nuclear New York Investment Company I Senior Vice President and Secretary
Entergy Nuclear New York Investment Company II Senior Vice President and Secretary
Entergy Nuclear Operations, Inc. Senior Vice President and Secretary
Entergy Nuclear PFS Company Senior Vice President and Secretary
Entergy Nuclear Potomac Company Senior Vice President and Secretary
Entergy Nuclear Vermont Investment Company Senior Vice President and Secretary
Entergy Nuclear Vermont Yankee, LLC Senior Vice President and Secretary
Entergy Nuclear, Inc. Senior Vice President and Secretary
Entergy Operations Services, Inc. Senior Vice President and Secretary
Entergy Power & Light Company Director
Entergy Power & Light Company President
Entergy Power International Holdings Corporation Senior Vice President and Secretary
Entergy PTB Holding Company Senior Vice President and Chief Legal Officer
Entergy Retail Holding Company Senior Vice President and Chief Legal Officer
Entergy Retail Louisiana LLC-A Senior Vice President and Chief Legal Officer
Entergy Retail Texas, Inc. Senior Vice President and Secretary
Entergy Select LLC Senior Vice President and Secretary
Entergy Services, Inc. Senior Vice President, General Counsel and Secretary
Entergy Solutions Management Services LLC Senior Vice President and Secretary
Entergy Technology Company Senior Vice President and Secretary
Entergy Technology Holding Company Senior Vice President and Secretary
Entergy Thermal, LLC Secretary
Entergy Thermal-UNO, LLC Secretary
EWO Marketing Holding, LLC Senior Vice President and Secretary
EWO WIND, LLC Senior Vice President and Secretary
GSG&T, Inc. Senior Vice President and Secretary
Gulf States Utilities Company Senior Vice President and Secretary
Gulf States Utilities Company Director
Jackson Gas Light Company Director
Jackson Gas Light Company President
Louisiana Power & Light Company Senior Vice President and Secretary
Louisiana Power & Light Company Director
Mississippi Power & Light Company Director
Mississippi Power & Light Company Senior Vice President and Secretary
New Orleans Public Service Inc. Senior Vice President and Secretary
New Orleans Public Service Inc. Director
Southern Gulf Railway LLC Senior Vice President and Secretary
System Fuels, Inc. Senior Vice President and Secretary
The Light, Heat and Water Company of Jackson, President
The Light, Heat and Water Company of Jackson, Director

My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a)

Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

Salary or other compensation
Name of Recipient	During Prior Year (a)	To be received (b)	Person or company from whom received or to be received
R. D. Sloan	$8,300	$13,000 (2004)	Entergy Services, Inc.

5(b) Basis for compensation if other than salary.

6.            (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: $0 (b) Itemized list of all other expenses: No other expenses

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as an advance statement.

(Signed) /s/ Robert D. Sloan Dated: January 27, 2004 Robert D. Sloan